Exhibit 99.1

Clearmind Medicine Engages Experienced Contract Research Organization to Support its First-in-Human Clinical Trial

Tel Aviv, Israel / Vancouver, Canada, April 20, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced additional preparations to facilitate the commencement of the company's clinical trial and engaged a contract research organization (CRO) to provide support for the company.

The CRO will act as a project manager, provide support in regulatory affairs, site selection and initiation, recruitment support, clinical monitoring, data management and more.

The company's upcoming first-in-human clinical trial will evaluate the proprietary drug candidate compound CMND-100 for the treatment of Alcohol Use Disorder (AUD). CMND-100 is Clearmind’s novel psychedelic-derived drug, based on its proprietary MEAI molecule.

“We are thrilled to continue moving forwards towards our first-in-human clinical trial,” said Dr. Adi Zuloff-Shani, Clearmind’s Chief Executive Officer. “We are entering an advanced stage according to timelines, bringing us closer to being able to treat alcoholism, a common problem that affects both young people and adults.”

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of fourteen patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
Telephone: (604) 260-1566

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. In addition, we cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to us. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on February 6, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.